P.E. 2/1/02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002 Commission File Number: 1-10358

TRIZEC HAHN CORPORATION
(Name of registrant)

BCE Place
181 Bay Street
Suite 3900
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC HAHN CORPORATION

Date: February 12, 2002

By: [signature]
Name: Colin J. Chapin
Title: Senior Vice President, Taxation

EXHIBIT 1

TrizecHahn
CORPORATION

NEWS RELEASE

For Immediate Release

All amounts in U.S. dollars

Investor Contact:
Dennis C. Fabro
Vice President,
Investor Relations
416 361 7214

Media Contact:
Rick Matthews
Senior Vice President,
Public Relations / Corporate Communications
212 382 9314

TRIZECHAHN REPORTS YEAR-END RESULTS

Toronto, February 12, 2002 -- TrizecHahn Corporation (NYSE, TSE: TZH), today reported funds from real estate operations ("FFO") of $333 million for the year ended December 31, 2001, compared to $345 million for the year ended December 31, 2000. FFO per share, on a diluted basis, was $2.22, equal to the year earlier and exceeding the Company's stated target of $2.18, in part due to larger than expected lease termination fees.

TrizecHahn reported net losses of $418 million or $2.81 per diluted share in 2001, compared to net income of $191 million or $1.23 per diluted share in 2000. The net losses reflect $348 million in provisions announced previously for the impairment in the value of non-core properties being held for disposition. In addition, the net losses include a $57 million charge for reorganization costs, a $23 million provision for losses from securities investments, foreign exchange losses of $22 million, and a provision of $178 million related to the Company's investment in Global Switch. This includes a provision of $53 million taken in the fourth quarter of 2001, and results in a remaining book value of $38 million for Global Switch at year-end 2001.

Rental income for the year was $615 million on total revenues of $1.1 billion, compared to $674 million in rental income on total revenues of $1.2 billion in 2000. Rental income for the U.S. office portfolio increased 6% on a same-property cash basis compared to 2000.

During the year, the Company leased 8.0 million square feet in its U.S. office properties, with an average rental uplift of approximately $1.00 per square foot in net rental rates. Lease termination fees were $21.2 million, up from $5.7 million in 2000. Occupancy for the total U.S. office portfolio at year-end, based on owned area, was 94.3%, compared to 94.2% at year-end 2000. Average monthly same-property occupancy for 2001 was 92.6%, compared to 91.8% in 2000.

For the fourth quarter of 2001, the Company reported FFO of $88 million ($0.58 per diluted share), compared to $75 million ($0.50 per diluted share) for the fourth quarter of 2000.

The Company reported net losses of $304 million for the fourth quarter of 2001, ($2.03 per diluted share), compared to net income of $114 million ($0.76 per diluted share) for the fourth quarter of 2000. Total revenues were $292 million, compared to $279 million in the fourth quarter of 2000. Rental income was $162 million, compared to $152 million in the fourth quarter of 2000. Rental income for the U.S. office portfolio declined 2% on a same-property cash basis compared to the fourth quarter of 2000.

During the fourth quarter of 2001, the Company leased 3.5 million square feet of U.S. office space. Lease termination fees totaled $15.5 million, compared to $1.3 million in the fourth quarter of 2000.

TrizecHahn President and CEO Christopher Mackenzie commented, "The Company achieved strong operating performance in 2001, as we largely met or exceeded our full-year performance targets. Nevertheless, we had a difficult fourth quarter, as economic conditions deteriorated further and demand softened. Same-property NOI declined, our ability to close leases on a timely basis was hampered, and retail property results suffered due to the sharp drop in tourism in Hollywood and Las Vegas.

"Strategically, we made progress in selling the properties held for disposition. The remainder, following the substantial write-downs, are properly valued. The implementation of our plan to launch the publicly-traded U.S. office REIT is on track. This reorganization, together with a number of operating improvement initiatives, will unlock significant value for our shareholders."

2001 Highlights:

- On February 9, TrizecHahn confirmed plans to launch a publicly-traded U.S. office REIT. On September 24, the Company provided details of its plan to launch the REIT in 2002. The Company filed the Form 10 registration statement with the SEC in November.
- The Company successfully completed a refinancing of debt on 28 properties in its U.S. office property portfolio. At the time, the $1.44 billion financing was the industry's largest single-borrower CMBS transaction to date.
- One Alliance Center in Atlanta was completed and is now 75% leased.

- Two retail/entertainment properties, Hollywood & Highland and Paseo Colorado, were completed. Both are being held for disposition.
- The Company completed the sale of 4 Canadian properties for (U.S.) $170 million.
- The Company sold 5 European properties for (U.S.) $169 million.
- As part of the strategic repositioning of its U.S. office portfolio, the Company sold four non-core office properties for gross proceeds of $201 million and acquired three office properties totaling $180 million in the Chicago and Washington, D.C. markets.
- The Company announced and began implementation of major organizational changes involving the realignment and simplification of management structure and the centralization of accounting, payroll and information systems.
- During 2001, TZH's largest new leasing transactions included: U.S. Government General Services Administration (GSA) for 220,000 square feet, primarily at Shoreline Square and Ernst & Young Plaza; Continental Airlines, 163,000 square feet at Continental Center I; The Boeing Company, 157,000 square feet at 3700 Bay Area Boulevard; Kinko's, 130,000 square feet at Dallas Gallerias and Towers Perrin, 100,000 square feet at One Alliance Center.

The Board of Directors of TrizecHahn has declared a quarterly dividend payment of US 8.75 cents per share on the issued and outstanding shares of the Corporation, to be paid on March 17, 2002 to shareholders of record at the close of business on March 4, 2002. The next quarterly dividend for 2002 is expected to be paid in June 2002.

TrizecHahn will conduct a conference call on Wednesday, February 13, from 2:00 p.m. to 3:30 p.m. EST, to discuss its year-end 2001 results. Guidance for 2002 and 2003 will not be discussed on the conference call and will be addressed at the Company's Investor Conferences, planned for March 7 (New York) and March 8 (Toronto).

To participate in Wednesday's conference call, please dial 1 (888) 353-7307 from Canada and the U.S., or 1 (416) 641-6679 from outside North America, approximately five minutes before the call commences. A live webcast will be available at www.tzh.com via hyperlink. To listen to the live webcast, please visit the web site at least 15 minutes beforehand in order to download and install any necessary audio software.

A replay of the call will be available for 15 business days by dialing 1 (800) 558-5253 and entering the pass code 20265250#. A replay of the webcast will be available online at the Company's web site and at www.streetevents.com.

TrizecHahn Corporation, one of the largest public real estate companies in North America, has ownership interests in and manages a high-quality portfolio of 76 U.S. office properties totaling 49 million square feet concentrated in the central business districts of seven major cities. It also has interests in retail/entertainment properties in the U.S., and properties in Canada and Europe. The Company trades on the New York and Toronto stock exchanges under the symbol "TZH". For more information about the Company, including an updated fact book of supplemental operating and financial data, visit the TrizecHahn web site at www.tzh.com or call 1 (800) 891-7017. TrizecHahn has also made available on its web site a detailed brochure on the Sears Tower containing general property information including financial and operating data, and a summary of its ownership and debt structure.

TrizecHahn
CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited) (U.S. $ millions)	Note	December 31 2001	December 31 2000 (As restated, Note 12)
Assets			
Properties	1	**$ 6,043.3**	6,073.3
Cash and short-term investments		**484.4**	399.0
Investments	3	**370.9**	452.8
Other assets	4	**355.5**	406.8
		$ 7,254.1	7,331.9
Liabilities			
Long-term debt	5	**$ 4,152.9**	3,610.6
Exchangeable debentures			
- carrying amount		**483.3**	496.3
- deferred amount		**407.6**	394.6
Accounts payable and accrued liabilities	4	**547.3**	644.6
Future income taxes	6	**44.8**	131.9
		5,635.9	5,278.0
Shareholders' Equity	7	**1,618.2**	2,053.9
		$ 7,254.1	7,331.9

See accompanying notes

TrizecHahn
CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(unaudited) (U.S. $ millions, except per share amounts)	Note	**3 Months Ended Dec. 31 2001**	3 Months Ended Dec. 31 2000	**Year Ended Dec. 31 2001**	Year Ended Dec. 31 2000
			(As restated, Note 12)		(As restated, Note 12)
Rental Operations					
Rental revenue		**$ 291.3**	278.8	**1,099.2**	1,195.0
Operating expenses		**(101.3)**	(99.5)	**(373.3)**	(394.8)
Property taxes		**(28.3)**	(27.4)	**(111.3)**	(126.1)
Rental Income	8	**161.7**	151.9	**614.6**	674.1
General and administrative expense	9	**(16.0)**	(10.1)	**(51.2)**	(39.8)
Interest expense, net	5	**(51.9)**	(60.9)	**(205.6)**	(271.3)
Real Estate Operating Income before the following items	8	**93.8**	80.9	**357.8**	363.0
Depreciation expense		**(52.6)**	(44.4)	**(193.8)**	(191.4)
Exchangeable debentures interest expense, net		**(1.5)**	(1.5)	**(12.5)**	(12.2)
Gain (loss) on sale of properties, net	1	**(0.9)**	8.8	**10.8**	62.3
Provision for losses on properties held for disposition	2	**(273.7)**	(105.3)	**(348.3)**	(127.8)
Provision for losses on Global Switch investment	10	**(52.5)**	-	**(177.5)**	-
Reorganization costs	9	**(15.5)**	(8.7)	**(56.6)**	(27.8)
Provision for losses from securities investments	3	**(14.8)**	(20.2)	**(23.3)**	(20.2)
Foreign exchange losses	7	**(13.0)**	(71.4)	**(21.9)**	(71.4)
Cost of early retirement of debt	5	**-**	-	**(18.0)**	-
Income (loss) before taxes		**(330.7)**	(161.8)	**(483.3)**	(25.5)
Income and other corporate taxes recovery	6	**27.0**	275.6	**65.4**	216.2
Net Income (loss)		**$ (303.7)**	113.8	**(417.9)**	190.7
Net Income (loss) per share	11				
Basic		**$ (2.03)**	0.76	**(2.81)**	1.24
Diluted		**$ (2.03)**	0.76	**(2.81)**	1.23

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(unaudited) (U.S. $ millions)	Note	Year Ended December 31 2001	Year Ended December 31 2000
Retained Earnings, beginning of year, as previously reported		$ 994.6	1,037.0
Cumulative effect of accounting changes	12e	(71.1)	(53.4)
Retained Earnings, beginning of year, as restated		923.5	983.6
Cumulative effect of change in accounting policy for income taxes – no restatement	12c	-	(111.4)
Net Income (loss)		(417.9)	190.7
Dividends		(51.7)	(54.1)
Subordinate voting shares purchased and cancelled		(0.4)	(85.3)
Retained Earnings, end of year		$ 453.5	923.5

See accompanying notes

TrizecHahn
CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) (U.S. $ millions, except per share amounts)	Note	**3 Months Ended Dec. 31 2001**	3 Months Ended Dec. 31 2000	**Year Ended Dec. 31 2001**	Year Ended Dec. 31 2000
Cash flow from (applied to)			(As restated Note 12)		(As restated Note 12)
Operating Activities					
Net income (loss)		**$ (303.7)**	113.8	**(417.9)**	190.7
Adjustments to reconcile net income (loss) to total operating cash flows:					
Depreciation expense		**52.6**	44.4	**193.8**	191.4
(Gain) loss on sale of properties, net		**0.9**	(8.8)	**(10.8)**	(62.3)
Provision for losses on properties held for disposition		**273.7**	105.3	**348.3**	127.8
Provision for losses on Global Switch investment		**52.5**	-	**177.5**	-
Provision for losses from securities investments		**14.8**	20.2	**23.3**	20.2
Foreign exchange losses		**13.0**	71.4	**21.9**	71.4
Cost of early retirement of debt		**-**	-	**4.2**	-
Future income tax recovery		**(33.4)**	(375.3)	**(80.9)**	(335.6)
Straight-line rent adjustment		**(4.0)**	(7.8)	**(22.5)**	(30.0)
Net change in operating working capital		**(1.1)**	69.4	**20.7**	73.3
Total operating cash flows		**65.3**	32.6	**257.6**	246.9
Financing Activities					
Long-term debt					
Acquisition financing		**21.0**	-	**48.5**	-
Development financing		**67.2**	76.8	**379.5**	217.4
Property financings and credit line activity		**129.6**	(3.6)	**1,580.7**	327.1
Unsecured debentures repaid		**-**	-	**-**	(186.5)
Principal repayments		**(185.3)**	(13.0)	**(1,376.5)**	(140.3)
Repaid on dispositions		**-**	(188.8)	**(54.2)**	(870.3)
Issue of shares		**2.9**	-	**13.4**	1.6
Shares purchased and cancelled		**-**	(41.9)	**(0.8)**	(171.5)
Dividends paid		**-**	-	**(51.7)**	(54.1)
Total financing cash flows		**35.4**	(170.5)	**538.9**	(876.6)
Total Operating and Financing Activities		**100.7**	(137.9)	**796.5**	(629.7)
Investing Activities					
Properties					
Acquisitions		**(21.0)**	36.7	**(202.7)**	(82.8)
Development expenditures		**(118.6)**	(285.6)	**(626.6)**	(703.4)
Tenant installation costs		**(61.3)**	(30.2)	**(112.1)**	(103.5)
Capital expenditures		**(14.9)**	(28.7)	**(30.3)**	(55.7)
Dispositions		**6.6**	509.3	**277.3**	1,750.4
Funds provided from (invested in) other assets and liabilities		**12.2**	(2.7)	**(16.7)**	(90.5)
Total investing cash flows		**(197.0)**	198.8	**(711.1)**	714.5
Net Increase (Decrease) in Cash and Short-term Investments		**(96.3)**	60.9	**85.4**	84.8
Cash and Short-term Investments, beginning of period		**580.7**	338.1	**399.0**	314.2
Cash and Short-term Investments, end of period		**$ 484.4**	399.0	**484.4**	399.0
Funds from Real Estate Operations per share	11				
Basic		**$ 0.59**	0.50	**2.24**	2.23
Diluted		**$ 0.58**	0.50	**2.22**	2.22

See accompanying notes

(tabular amounts in U.S. $ millions)

The consolidated financial statements of TrizecHahn Corporation are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). They do not include all the information and disclosure required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included. For further information, see the Corporation's consolidated financial statements including the notes thereto included in the Annual Report for the year ended December 31, 2000.

Certain prior year amounts have been reclassified to conform to the current year's presentation.

1. PROPERTIES

The Corporation's properties are comprised of:

	2001	2000
Properties		
Held for the long term	**$ 4,853.7**	4,941.1
Held for disposition	**1,189.6**	1,132.2
	$ 6,043.3	6,073.3

Properties held for disposition include certain properties that are determined to no longer be core assets under the strategic plan of the Corporation, and, as such the Corporation has decided to dispose of these properties in an orderly manner over a reasonable sales period.

a. Properties held for the long term

	2001	2000
Rental properties		
At cost	**$ 5,256.3**	4,984.8
Accumulated depreciation	**(552.4)**	(385.3)
	4,703.9	4,599.5
Properties under development	**86.9**	194.7
Properties held for development	**62.9**	146.9
	$ 4,853.7	4,941.1

(tabular amounts in U.S. $ millions)

1. PROPERTIES (CONT'D)

b. Properties held for disposition

	2001	2000
Rental properties		
At cost	$ 499.2	675.5
Accumulated depreciation	(16.4)	(28.2)
	482.8	647.3
Properties under development	409.3	361.1
Properties held for development	117.4	123.8
	1,009.5	1,132.2
Global Switch properties	180.1	-
	$ 1,189.6	1,132.2

These properties are carried at the lower of depreciated cost less estimated impairment losses where appropriate, or estimated fair value less costs to sell. Implicit in management's assessment of fair values are estimates of future rental and other income levels for the properties and their estimated disposal dates. In certain cases, the estimated fair values have been calculated taking into consideration estimated disposal dates extending out into 2004. This will allow the Corporation to complete developments and achieve stabilized income levels in order to optimize realized values. Due to the significant measurement uncertainty of determining fair value, actual proceeds to be realized on the ultimate sale of these properties could vary materially from the December 31, 2001 carrying value. As a consequence of the planned sale of its investment in Global Switch (see Note 10), the Corporation has reclassified the Global Switch properties to properties held for disposition at December 31, 2001.

c. Gain (loss) on sale of properties, net

	Year 2001	Year 2000
Office properties - U.S.	$ (1.4)	41.7
- Canada	3.5	27.5
European retail/entertainment properties	8.5	(6.9)
U.S. retail/entertainment	0.2	-
	$ 10.8	62.3

During 2001, as planned, the Corporation sold four non-core U.S. office properties, four Canadian office properties, five properties in Europe and a remnant U.S. retail property. In 2000, the Corporation sold the majority of its Canadian office portfolio and several of its non-core properties in the United States and Europe.

(tabular amounts in U.S. $ millions)

2. PROVISION FOR LOSSES ON PROPERTIES HELD FOR DISPOSITION

The following is a summary of provisions for impairment losses on properties held for disposition (excluding Global Switch Investment – Note 10).

	Year 2001	Year 2000
U.S. retail/entertainment properties	$ (239.4)	-
European retail/entertainment properties	(25.4)	(114.8)
Office properties and other		
U.S.	(66.3)	(1.5)
Canada	(17.2)	(11.5)
	$ (348.3)	(127.8)

a. Year ended December 31, 2001

i. U.S. retail/entertainment properties

By December 31, 2001, the Corporation had opened all of its U.S. retail/entertainment projects. The retail/entertainment component of Hollywood & Highland in Los Angeles, California opened on November 8, 2001, while the hotel component opened on December 26, 2001. Paseo Colorado in Pasadena, California opened on September 28, 2001. Desert Passage in Las Vegas, Nevada had opened in August 2000. Consistent with the previously announced strategy to focus on the U.S. office business, the Corporation intends to pursue an orderly disposition of these properties. At the end of 2000, these assets were classified as held for disposition, and are carried at the lower of cost and estimated fair value less cost to sell.

Hollywood & Highland and Desert Passage depend on tourism for a significant portion of their visitors. The events of September 11, 2001 have significantly impacted the levels of tourism, and furthermore have created significant general economic uncertainty. In addition, the Aladdin Hotel and Casino, which adjoins Desert Passage, filed for Chapter 11 reorganization on September 28, 2001. During the fourth quarter, the Corporation commissioned third party appraisals of its retail/entertainment properties. These appraisals indicated a decline in the fair value of these assets and accordingly, the Corporation recorded a provision for loss of $239.4 million to reduce the carrying value of these assets. Of this amount, $217.0 million relates to the Hollywood & Highland complex and $22.4 million relates to Desert Passage and certain remnant retail assets.

(tabular amounts in U.S. $ millions)

2. PROVISION FOR LOSSES ON PROPERTIES HELD FOR DISPOSITION (CONT'D)

a. Year ended December 31, 2001 (cont'd)

ii. European retail/entertainment properties

During the year, the Corporation recorded a provision for loss of $25.4 million related to its European properties, all of which are classified as held for disposition. This net charge includes a provision of $39.8 million to the carrying values of assets in the Czech Republic, Poland and Brandenburg Park in Germany, reflecting current estimated near-term sales proceeds. This provision was partially offset by the successful resolution of the construction contract dispute related to Number One Poultry in London, England, where the Corporation received liquidated damages. This settlement resulted in the recognition of a $14.4 million recovery of amounts previously expensed.

iii. Office properties and other

The Corporation acquired three technology center development properties in Seattle, Boston and Chicago in late 2000. During the current year, the Corporation explored alternatives other than developing these properties as technology centers. After considering these alternatives, the Corporation decided to dispose of these properties in the near term in an orderly manner. As a result, the Corporation recorded a provision for loss of $63.4 million. In addition, a provision for loss of $2.9 million was recorded related to the planned sale of two non-core U.S. office assets. The five properties have been reclassified to properties held for disposition.

The Corporation's remaining Canadian real estate assets consist of the 151 Front Street technology center and the leasehold interest in the CN Tower, both located in Toronto. Both of these Canadian assets are classified as held for disposition. Based on current estimates of near-term sales proceeds, the Corporation has recorded a provision for loss of $17.2 million.

b. Year ended December 31, 2000

i. European retail/entertainment properties

As a consequence of the decision to dispose of its European retail/entertainment operations, the Corporation recorded a provision in the amount of $114.8 million, related to estimated losses for the abandonment of pre-development projects and the near-term disposition of properties. Of this provision, approximately $73 million related to the Corporation's German operations, where anticipated realizable values had been impacted by adverse market conditions in Dresden and by the notification, in January 2001, of a partner's intention to unilaterally terminate the joint venture for the development of the Westend Plaza project in Frankfurt. In addition, approximately $14 million related to the Czech Republic, and approximately $17 million related to abandoned development projects.

(tabular amounts in U.S. $ millions)

2. PROVISION FOR LOSSES ON PROPERTIES HELD FOR DISPOSITION (CONT'D)

b. Year ended December 31, 2000 (cont'd)

ii. Office properties and other

The provision recorded for the office operations related primarily to the planned sale of the balance of the remaining Canadian office properties and four non-core U.S. office properties.

3. INVESTMENTS

	2001	2000
Investment in Sears Tower	$ **70.0**	70.0
Building telecommunication and service provider investments	-	23.2
Loan receivable from Unicorn (Note 10)	-	24.7
Investment in Borealis (formerly Dorset)	**3.8**	23.8
Mortgages, notes receivable and other investments	**10.9**	24.9
Investment in Barrick – at cost	**286.2**	286.2
	$ **370.9**	452.8

During the current year, the Corporation fully provided for its securities investments in certain building telecommunication and service providers, recording a $19.7 million charge, net of $3.5 million of deferred revenue, as events and circumstances confirmed that the decline in value of these assets was considered to be other than temporary. This provision related to its investments in Allied Riser Communications Corporation, Broadband Office Inc., Cypress Communications Inc., OnSite Access Inc., and Captivate Network, Inc. The provision related to Captivate Network Inc., which was recorded in the fourth quarter, resulted from the significant dilution of the Corporation's subordinate ownership equity interest as a consequence of preferential funding by other investors, which occurred in November 2001.

The Corporation's Investment in Borealis is comprised of investments in private equity and venture capital funds managed by Borealis Capital Corporation (formerly Dorset Partners Inc.) and in Borealis Capital Corporation. As a consequence of an impairment in value of the investments made by the Borealis venture capital fund, the Corporation has recorded a provision for impairment of $3.6 million.

During 2000, the Corporation recorded $20.2 million of losses from investments. These related primarily to certain technology initiatives pursued by the Corporation during 2000. The losses included equity losses from significantly influenced investees together with estimated provisions for impairment in value considered other than temporary of $12.4 million and realized losses of $7.8 million.

(tabular amounts in U.S. $ millions)

4. OTHER ASSETS AND LIABILITIES

a. Other assets

	2001	2000
U.S. office tenant receivables, net of allowance for doubtful accounts (2001 - $9.2, 2000 - $6.9)	$ **38.1**	49.2
Deferred rent receivable	**119.1**	98.2
Other receivables	**33.6**	52.5
Construction deposits and receivables	**10.8**	27.0
Prepaid expenses	**33.9**	44.9
Deferred financing costs, net of accumulated amortization (2001 - $25.9, 2000 - $25.5)	**44.7**	40.7
Deposits, deferred charges and other	**51.1**	75.8
Global Switch other assets	**24.2**	18.5
	$ **355.5**	406.8

b. Accounts payable and accrued liabilities

	2001	2000
Trade payables	$ **6.1**	9.8
Construction and tenant installation payables	**112.5**	183.8
Accrued interest expense	**28.4**	34.4
Accrued operating expenses and property taxes	**132.3**	142.6
Security deposits and other accrued liabilities	**137.3**	147.1
Taxes payable	**85.7**	106.6
Global Switch accounts payable and accrued liabilities	**45.0**	20.3
	$ **547.3**	644.6

(tabular amounts in U.S. $ millions)

5. LONG-TERM DEBT

In the table below, long-term debt has been presented on a basis consistent with the classification of the underlying collateralized properties, by properties held for the long term or held for disposition.

	Properties Held for the Long Term		Properties Held for Disposition		Total Debt			
	Weighted average interest rates as at December 31, 2001	2001	Weighted average interest rates as at December 31, 2001	2001	Weighted average interest rates as at December 31, 2001	2001	Weighted average interest rates as at December 31, 2000	2000
Collateralized property loans								
At fixed rates	6.94%	$2,248.8	-	$ -	**6.94%**	**$ 2,248.8**	7.18%	$ 1,783.0
At variable rates (subject to interest rate caps)	6.01%	88.4	-	-	**6.01%**	**88.4**	9.09%	111.9
At variable rates	2.82%	581.7	4.20%	571.3	**3.50%**	**1,153.0**	7.74%	1,070.2
Other loans								
At fixed rates	8.26%	331.6	11.87%	17.2	**8.43%**	**348.8**	8.08%	391.9
At variable rates (subject to interest rate caps)	5.88%	188.6	-	-	**5.88%**	**188.6**	7.79%	200.1
At variable rates	5.00%	4.4	-	-	**5.00%**	**4.4**	7.76%	13.4
Global Switch loans	-	-	6.13%	120.9	**6.13%**	**120.9**	7.04%	40.1
	6.29%	$3,443.5	4.71%	$ 709.4	**6.02%**	**$ 4,152.9**	7.53%	$ 3,610.6

5. LONG-TERM DEBT (CONT'D)

a. Collateralized property loans

As at December 31, 2001, the Corporation has fixed the interest rates on $150.0 million (2000 - $10.5 million) of the debt classified as fixed, in the above table, by way of interest rate swap contracts with a weighted average interest rate of 6.01%, maturing on March 15, 2008. The costs to unwind these interest rate swap contracts are $3.6 million as at December 31, 2001 (2000 – nominal).

The Corporation has also entered into interest rate cap contracts expiring between April 2003 and December 2004 on $88.4 million of U.S. dollar variable rate debt which limits the underlying London Interbank Offered Rate ("LIBOR") to between 4.52% and 8.0% (5.35% on a weighted average basis). The fair value of these interest rate cap contracts to the Corporation is $1.5 million at December 31, 2001. In addition and not reclassified in the table above, the Corporation has entered into an interest rate cap contract expiring April 2004 on $584.7 million of U.S. dollar variable rate debt which limits the underlying LIBOR rate to 11.01%. At the end of the year, the fair value of this interest cap contract was nominal. At December 31, 2001, the three month LIBOR rate was 1.87%.

b. Other loans

Included in Other loans are the following:

- C$250 million, 6.00% unsecured debentures due September 3, 2002 (2001 - $157.2 million, 2000 - $166.8 million).
- C$125 million, 7.45% unsecured debentures due June 1, 2004 (2001 - $78.6 million, 2000 - $83.4 million).
- $167.5 million, 10.875% Senior Notes due October 15, 2005 (2001 - $167.5 million, 2000 - $167.5 million). The Senior Notes, which are unconditionally guaranteed by TrizecHahn Holdings Ltd., a wholly-owned subsidiary of the Corporation, are redeemable at the option of the Corporation on or after October 15, 2000.
- C$175 million, 7.95% unsecured debentures due June 1, 2007 (2001 - $110.0 million, 2000 - $116.7 million).

The Corporation has entered into interest rate swap contracts on $188.6 million (C$300 million) of debt included in Other loans, effectively converting the debt from fixed rate into variable rate debt maturing in June 2004 and June 2007. In addition the Corporation entered into interest rate cap contracts on this debt which limits the underlying Canadian Bankers' Acceptance Rate ("BA") to 6%. However, these contracts contain knockout clauses which leave the Corporation without interest rate protection should underlying BA rates exceed the knockout rate of 9%. As at December 31, 2001, the fair value of these contracts to the Corporation is estimated to be $10.1 million (2000 - $4.1 million). At December 31, 2001, the three month BA rate was 2.07%.

In addition, the Corporation has entered into foreign currency forward contracts to buy C$50.0 million at a specified price of $32.2 million on September 3, 2002.

(tabular amounts in U.S. $ millions)

5. LONG-TERM DEBT (CONT'D)

c. Principal repayments

Principal repayments of debt are due as follows:

	Properties Held for the Long Term			Properties Held for Disposition			Total Debt		
	U.S. dollar denominated debt	Other currencies denominated debt	Total debt	U.S. dollar denominated debt	Other currencies denominated debt	Total debt	U.S. dollar denominated debt	Other currencies denominated debt	Total debt
Years ending December 31, 2002	$ 173.0	158.7	331.7	107.7	45.3	153.0	**280.7**	**204.0**	**484.7**
2003	167.5	-	167.5	319.0	26.8	345.8	**486.5**	**26.8**	**513.3**
2004	434.1	78.6	512.7	1.0	79.2	80.2	**435.1**	**157.8**	**592.9**
2005	365.9	-	365.9	1.0	5.0	6.0	**366.9**	**5.0**	**371.9**
2006	734.6	-	734.6	1.0	6.2	7.2	**735.6**	**6.2**	**741.8**
Subsequent to 2006	1,221.1	110.0	1,331.1	20.9	96.3	117.2	**1,242.0**	**206.3**	**1,448.3**
	$ 3,096.2	347.3	3,443.5	450.6	258.8	709.4	**3,546.8**	**606.1**	**4,152.9**

Included in other currencies denominated debt is $347.8 million denominated in Canadian dollars and $258.3 million denominated in European-based currencies.

d. Line of credit

The Corporation has negotiated a three-year, $350 million unsecured revolving credit facility with a group of banks. In December 2001, $200 million of the facility was committed and closed with a group of four banks. The remaining $150 million of the facility has been syndicated to a group of seven banks and closed in early January 2002.

e. Refinancing and cost of early retirement of debt

On May 17, 2001, the Corporation retired early $1.2 billion of existing long-term debt, which was funded through the issuance of $1.4 billion of commercial mortgage-backed securities. As a consequence of these early retirements, the Corporation recorded a charge of $18.0 million, consisting of contractual redemption premiums of $13.8 million, and the write-off of unamortized deferred financing costs of $4.2 million.

(tabular amounts in U.S. $ millions)

5. LONG-TERM DEBT (CONT'D)

f. Interest expense, net

Interest charges consist of:

	3 Months Ended December 31 2001	3 Months Ended December 31 2000	**Year Ended December 31 2001**	Year Ended December 31 2000
Interest cost, gross	**$ (67.5)**	(76.3)	**(276.9)**	(331.0)
Interest capitalized to properties under development	**9.8**	9.3	**45.5**	36.7
Interest expense	**(57.7)**	(67.0)	**(231.4)**	(294.3)
Interest income	**5.8**	6.1	**25.8**	23.0
Interest expense, net	**$ (51.9)**	(60.9)	**(205.6)**	(271.3)

(tabular amounts in U.S. $ millions)

6. INCOME AND OTHER CORPORATE TAXES

a. The (provision) benefit for income and other corporate taxes is as follows:

	3 Months Ended Dec. 31 2001	3 Months Ended Dec. 31 2000	**Year Ended Dec. 31 2001**	Year Ended Dec. 31 2000
(Expense) Recovery				
Income taxes				
Current				
- withholding taxes on REIT distributions	**$ (4.3)**	-	**(18.2)**	-
- operations	**-**	(2.7)	**-**	(7.2)
- REIT election (Note 6c)	**-**	(91.6)	**-**	(91.6)
- Canadian property sales	**(0.3)**	(2.4)	**9.3**	(9.3)
Future				
- operations and sales	**(7.2)**	(14.2)	**8.1**	(53.9)
- provisions for loss, net of valuation allowance	**31.1**	55.3	**63.3**	55.3
- REIT election (Note 6c)	**-**	334.2	**-**	334.2
- contribution of retail/ entertainment assets to REIT (Note 6d)	**9.5**	-	**9.5**	-
Franchise, capital and alternative minimum tax	**(1.8)**	(3.0)	**(6.6)**	(11.3)
	$ 27.0	275.6	**65.4**	216.2

b. Components of future income tax assets and liabilities of the Corporation at December 31 are as follows:

	2001	**2000**
Canada and other		
Provisions for losses and operating and capital losses	**$(147.3)**	(58.1)
Investments, properties and related assets	**95.9**	98.1
Unremitted earnings of REIT subsidiary (Note 6c)	**5.2**	30.0
	(46.2)	70.0
Valuation allowance	**31.0**	-
	(15.2)	70.0
United States		
Operating losses	**-**	(20.9)
Properties and related assets	**60.0**	82.8
	60.0	61.9
	$ 44.8	131.9

A valuation allowance has been recorded with respect to certain Canadian timing differences related to provisions for losses which could be realized, subject to a tax planning strategy that requires the successful completion of the Plan of Arrangement as described in Note 9.

(tabular amounts in U.S. $ millions)

6. INCOME AND OTHER CORPORATE TAXES (CONT'D)

c. REIT election

In December 2000, the Corporation's indirect wholly-owned U.S. office properties subsidiary TrizecHahn (USA) Corporation ("THUSA") determined that it would elect to be taxed as a REIT. The REIT election will be effective as of January 1, 2001. In general, a corporation that distributes at least 90% of its REIT taxable income to its shareholders in any taxable year, and complies with certain other requirements (relating primarily to its organization, the nature of its assets and the sources of its revenues) is not subject to United States federal income taxation to the extent of the income which it distributes. Accordingly, at the end of 2000, THUSA eliminated all of its existing future tax assets and liabilities relating to future years. The Corporation does not expect to provide for future income taxes in subsequent periods in the United States related to THUSA's office properties operations.

During 2001, the Corporation recorded withholding taxes applicable to REIT distributions at an aggregate rate of approximately 10%, based on current treaty arrangements.

d. Contribution of retail/entertainment assets to REIT

As part of the corporate reorganization described in Note 9, the Corporation plans to contribute to THUSA all retail/entertainment assets which are owned by TrizecHahn Developments Inc. ("THDI"), an indirect wholly-owned subsidiary of the Corporation. Due to the planned contribution of THDI to THUSA and the fact that THUSA is a REIT, all of THDI's existing future income tax liabilities in the amount of $9.5 million have been eliminated through income tax expense, as a recovery, in the current year.

7. SHAREHOLDERS' EQUITY

	2001	2000
Share capital	**$ 1,214.8**	1,201.8
Foreign currency translation adjustment	**(50.1)**	(71.4)
Retained earnings	**453.5**	923.5
	$ 1,618.2	2,053.9

During 2001, the sale of certain European property operations and the repatriation of invested capital resulted in the recognition of a portion of the historic European foreign currency translation loss of $33.3 million (2000 - $8.2) as an expense.

By the end of 2000, the Corporation had reduced its net investment in its self-sustaining foreign currency operations in Canada as a result of the sale and substantial liquidation of a majority of the Corporation's Canadian office properties and the resulting reduction in capital invested in Canada. The full dollar amount of the historic foreign currency translation loss of $63.2 million accumulated in the "foreign currency translation adjustment" account related to Canadian operations was recognized as an expense.

7. SHAREHOLDERS' EQUITY (CONT'D)

The following summarizes foreign exchange gains (losses) included in the statements of income:

	Year 2001	Year 2000
Foreign exchange gains on unhedged portion of Canadian dollar denominated long-term debt (Note 12b)	$ 11.4	-
Recognition of historical foreign currency adjustment resulting from sale of assets and reduction of net investment in:		
- Canada	-	(63.2)
- Europe	(33.3)	(8.2)
	$ (21.9)	(71.4)

(tabular amounts in U.S. $ millions)

8. SEGMENTED INFORMATION

The Corporation is a fully integrated real estate operating and development company focused on the United States. Its activities include the acquisition, development and operation of office properties. The Corporation's strategy is to focus on the core U.S. office business, optimize value from the disposition of non-core assets (U.S. retail/entertainment, European retail/entertainment, Canadian office and technology center investments including its joint venture interest in Global Switch).

Separate management groups head the combined office segment, the U.S. retail/entertainment development segment and the European and Global Switch operations. The Corporation evaluates operating performance based primarily on rental income. All key financing, investing and capital allocation decisions are managed at the corporate level. The following presents information by reportable segment for the three months and year ended December 31, 2001 and 2000.

	U.S. Office		Canada Office		U.S. Retail		Europe Retail		Global Switch		Total	
For the 3 Months Ended Dec. 31	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**
Rental operations												
Revenue	**$257.2**	246.8	**5.1**	11.3	**17.0**	7.4	**7.3**	9.2	**4.7**	4.1	**291.3**	278.8
Operating costs	**(109.9)**	(108.1)	**(3.0)**	(5.1)	**(9.7)**	(3.1)	**(2.6)**	(5.7)	**(4.4)**	(4.9)	**(129.6)**	(126.9)
Rental income	**$147.3**	138.7	**2.1**	6.2	**7.3**	4.3	**4.7**	3.5	**0.3**	(0.8)	**161.7**	151.9
General and administrative expense											**(16.0)**	(10.1)
Interest expense, net											**(51.9)**	(60.9)
Real estate operating income											**93.8**	80.9
Current operating taxes											**(6.1)**	(5.7)
Funds from real estate operations											**$ 87.7**	75.2

(tabular amounts in U.S. $ millions)

8. SEGMENTED INFORMATION (CONT'D)

	U.S. Office		Canada Office		U.S. Retail		Europe Retail		Global Switch		Total	
For the Year Ended Dec. 31	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**	**2001**	**2000**
Rental operations												
Revenue	**$978.5**	964.8	**35.1**	173.1	**44.3**	22.7	**28.9**	30.3	**12.4**	4.1	**1,099.2**	1,195.0
Operating costs	**(414.0)**	(406.4)	**(22.9)**	(82.9)	**(19.3)**	(9.4)	**(11.8)**	(17.3)	**(16.6)**	(4.9)	**(484.6)**	(520.9)
Rental income	**$564.5**	558.4	**12.2**	90.2	**25.0**	13.3	**17.1**	13.0	**(4.2)**	(0.8)	**614.6**	674.1
General and administrative expense											**(51.2)**	(39.8)
Interest expense, net											**(205.6)**	(271.3)
Real estate operating income											**357.8**	363.0
Current operating taxes											**(24.8)**	(18.5)
Funds from real estate operations											**$333.0**	344.5

A reconciliation of Real estate operating income to Net Income is not considered necessary as all other line items on the face of the income statements are not allocated by the Corporation to defined segments.

(tabular amounts in U.S. $ millions)

8. SEGMENTED INFORMATION (CONT'D)

	United States				International		Europe		Canada			
	Office		Retail		Global Switch		Retail and Mixed-use		Office and Corporate		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Assets												
Properties												
– Held for the long term	$ 4,853.7	4,726.9	-	-	-	185.7	-	-	-	28.5	4,853.7	4,941.1
– Held for disposition	74.4	110.2	678.7	504.0	180.1	-	210.6	383.3	45.8	134.7	1,189.6	1,132.2
Investments and other assets	319.8	334.7	26.3	44.0	24.2	43.2	11.5	30.9	344.6	406.8	726.4	859.6
	$ 5,247.9	5,171.8	705.0	548.0	204.3	228.9	222.1	414.2	390.4	570.0	6,769.7	6,932.9
Cash and short-term investments											484.4	399.0
Total assets											$ 7,254.1	7,331.9
Long-term debt	$ 2,942.9	2,626.0	425.9	133.4	120.9	40.1	146.4	218.0	516.8	593.1	4,152.9	3,610.6

(tabular amounts in U.S. $ millions)

9. REORGANIZATION COSTS

a. Functional and office centralization

Based on its strategic plan, the Corporation has targeted general and administrative expense savings from its focus on the core U.S. office portfolio and the benefits to be derived from both functional and office location consolidations. As a result of a comprehensive review of its operations for this purpose, the Corporation initiated a reorganization plan to simplify its management structure, eliminate certain senior management positions and corporate development functions and centralize accounting, payroll and information services functions in Chicago. The reorganization plan will ultimately result in the separation of approximately 200 employees in the Corporation's U.S. and Canadian offices by the end of 2002.

During the year ended December 31, 2001, the Corporation recorded as Reorganization costs, a pre-tax charge of $41.1 million to provide for employee severance, benefits and other costs associated with implementing the reorganization plan. Included in this charge are $3.5 million of non-cash costs which represent the accelerated recognition of a portion of the entitlements pursuant to the escrowed share grant arrangement for certain U.S. employees ($1.2 million) and the write-off of furniture, fixtures and leasehold costs at redundant locations ($2.3 million). At December 31, 2001, $20.4 million had been paid-out, with $17.2 million included in Accounts payable and accrued liabilities.

In addition to the reorganization costs to execute the plan, the Corporation anticipates incurring ongoing incremental transition costs including relocation, hiring and consulting costs. These costs are expensed as incurred. During the year, the Corporation incurred $2.6 million of such costs which are included in General and administrative expense.

In 2000, a result of the decision to reorganize its European retail/entertainment operations, the Corporation recorded a $24.0 million charge related to European downsizing and employee termination costs.

b. Corporate reorganization

In September 2001, the Corporation announced a corporate reorganization that will result in THUSA becoming a publicly traded U.S. REIT, which will own all the Corporation's U.S. assets. Most, if not all, of the Corporation's U.S. shareholders will have a direct ownership interest in THUSA and most, if not all, other shareholders will hold shares in a new publicly-traded Canadian company ("Canco") that will own indirectly approximately 40% of THUSA. THUSA and Canco intend to pay identical dividends, and the reorganization is intended to create economic equivalence between a THUSA share and a Canco share.

(tabular amounts in U.S. $ millions)

9. REORGANIZATION COSTS (CONT'D)

b. Corporate reorganization (cont'd)

It is intended that the new structure will be effected by way of a Plan of Arrangement under Canadian law. It will require approval by U.S. and non-U.S. shareholders each voting as separate classes (each by simple majority), and by all shareholders voting as a whole (66 2/3%) and approval by the Ontario Superior Court of Justice. The Corporation has filed a registration statement with the Securities Exchange Commission to register under the Securities Act of 1934 the shares of THUSA which are to be exchanged for TrizecHahn shares. Application will be made to the New York Stock Exchange to list THUSA and to the Toronto Stock Exchange to list Canco.

As a consequence, the Corporation has incurred and expensed $13.5 million of transaction costs consisting of third party advisor and professional fees during the period. The Corporation anticipates incurring additional costs prior to completion of the reorganization. These costs will be expensed as incurred.

In addition in the current year, for REIT qualification purposes, THUSA issued and donated 400 shares of its common stock to each of 100 charitable organizations. The aggregate 40,000 shares of common stock have been estimated by management to have a fair value of approximately $2.0 million, and such amount has been recorded as a donation expense and included in Reorganization costs.

The Corporation incurred incremental professional advisory fees of $3.8 million in 2000 in order to explore certain strategic transactions and to optimize its corporate structure for tax purposes.

10. GLOBAL SWITCH INVESTMENT AND PROVISIONS FOR LOSSES

At December 31, 2001, the Corporation had an indirect 38.9% (December 31, 2000 - 33%) ownership interest in Global Switch S.a.r.l., a Luxembourg company, operating a European-based technology center business. Chelsfield Plc ("Chelsfield") had an indirect 38.9% ownership interest; Unicorn Assets Limited, Fassett Limited and Zamaan Limited (collectively, "Unicorn") had a 16.7% ownership interest; and, Risanamento Napoli S.p.A. had a 5.5% ownership interest. In addition, at December 31, 2001 the Corporation had loans receivable from Unicorn in the amount of $19.3 million (December 31, 2000 - $24.7 million). Collectively the ownership interest and loans to Unicorn are referred to as the "Global Switch Investment". The Global Switch Investment is structured as a joint venture through shareholder agreements.

(tabular amounts in U.S. $ millions)

10. GLOBAL SWITCH INVESTMENT AND PROVISIONS FOR LOSSES (CONT'D)

In the fourth quarter of 2001, the Corporation commenced discussions to sell its Global Switch Investment. While there is no definitive agreement for the sale of the Corporation's Global Switch Investment and discussions are ongoing, management believes that the Global Switch Investment is impaired. Accordingly, the Corporation has recorded, in addition to the impairment provision recorded in the third quarter, a further impairment provision with respect to the Global Switch Investment, representing the Corporation's best estimate of the amount of impairment. Cumulative impairment provisions for the year total $177.5 million. After such provisions, the carrying value of the Corporation's Global Switch Investment is $38 million at December 31, 2001. If a sale were not to occur, further impairment provisions could be required.

The Corporation has agreed to advance up to £25 million ($36 million) in the form of an unsecured loan to Chelsfield, with such funds to be matched by Chelsfield and used to provide funds for the Global Switch business and the buyout of Unicorn's ownership interest. This loan bears interest at LIBOR plus 1% and is required to be repaid by June 28, 2002. As of February 11, 2002 the Corporation has advanced £5.2 million ($7.5 million) under the loan facility.

The Corporation, in connection with a £167 million ($242 million) Global Switch loan facility, of which £146 ($212 million) is outstanding as at December 31, 2001, has directly guaranteed £28 million or $40.6 million (2000 - £19.5 million or $29.1 million) of this debt which is secured by three of Global Switch's properties. In addition, the Corporation is party to a development performance guarantee under the loan facility. To the extent that there is exposure under this performance guarantee, it would be mitigated by the underlying value of the three properties, its direct guarantee noted previously and by agreements with certain of its joint venture partners to share equally in all guarantee obligations.

The Corporation continues to account for Global Switch using the proportionate consolidation method, and as such, the pro rata results of operations and balance sheet of Global Switch are included in the Corporation's consolidated statements and are summarized in Note 8, Segmented Information.

11. PER SHARE AMOUNTS

In 2000, the Corporation adopted the provisions of revised CICA Handbook Section 3500, "Earnings per Share" (the "revised standard"). Amongst other recommendations, under the revised standard, the treasury stock method is used instead of the imputed earnings approach for determining the effect of dilutive potential shares. The revised standard is now substantially similar to the U.S. GAAP standard.

11. PER SHARE AMOUNTS (CONT'D)

The following sets forth the computation of basic and diluted net income and funds from real estate operations per share calculated using the treasury stock method.

	3 Months Ended Dec. 31 2001	3 Months Ended Dec. 31 2000	**Year Ended Dec. 31 2001**	Year Ended Dec. 31 2000
Numerator:				
Net income (loss)	**$ (303.7)**	113.8	**(417.9)**	190.7
Funds from operations (Note 8)	**$ 87.7**	75.2	**333.0**	344.5
Denominator for net income per share (in millions):				
Weighted average shares outstanding	**149.3**	149.6	**148.6**	154.2
Impact of dilutive potential shares resulting from share purchase options	**-**	1.0	**-**	1.0
Denominator for diluted net income per share amount	**149.3**	150.6	**148.6**	155.2
Denominator for funds from real estate operations (in millions):				
Weighted average shares outstanding	**149.3**	149.6	**148.6**	154.2
Impact of dilutive potential shares resulting from share purchase options	**1.1**	1.0	**1.7**	1.0
Denominator for diluted funds from real estate operations per share amount	**150.4**	150.6	**150.3**	155.2
Net income (loss) per share				
Basic	**$ (2.03)**	0.76	**(2.81)**	1.24
Diluted	**$ (2.03)**	0.76	**(2.81)**	1.23
Funds from real estate operations per share				
Basic	**$ 0.59**	0.50	**2.24**	2.23
Diluted	**$ 0.58**	0.50	**2.22**	2.22

11. PER SHARE AMOUNTS (CONT'D)

The following securities were not included in both the net income and funds from real estate operations per share computations as they would have an anti-dilutive effect.

Anti-dilutive Securities - share purchase options	Weighted Average Exercise Price	Number of Options (in millions) 2001	2000
Three months ended December 31			
2001			
Net income	C$ 25.55	**16.3**	
Funds from real estate operations	C$ 29.26	**9.4**	
2000			
Net income and funds from real estate operations	C$ 28.23		11.3
Year ended December 31			
2001			
Net income	C$ 25.55	**16.3**	
Funds from real estate operations	C$ 30.72	**7.1**	
2000			
Net income and funds from real estate operations	C$ 29.08		9.8

12. ACCOUNTING CHANGES

a. Revenue recognition and building depreciation – straight-line method

In order to enhance comparability of its core business with its United States ("U.S.") office real estate investment trust ("REIT") peer group and to eliminate two differences from U.S. GAAP, commencing in 2001, the Corporation has adopted the straight-line method of revenue recognition and the straight-line method for building depreciation, on a retroactive basis for both policy changes, with restatement of prior years.

i. Revenue recognition - straight-line method

Effective January 1, 2001, the Corporation adopted the straight-line method of rental revenue recognition from an operating lease, whereby the known amount of the cash to be received under the lease is recognized into income over the term of the lease, inclusive of free rent periods. Previously, rental revenue from an operating lease was recognized as income as it became due. In addition, where the Corporation granted tenant allowances in the form of free rent, an imputed rental revenue was previously recognized over the free rent period with the corresponding tenant allowance amortized over the term of the lease. The cumulative difference between the amount recorded as revenue under the straight-line method and the rent received or currently receivable is recorded as "Deferred rent receivable" in "Other Assets".

(tabular amounts in U.S. $ millions)

12. ACCOUNTING CHANGES (CONT'D)

a. Revenue recognition and building depreciation – straight-line method (cont'd)

ii. Building depreciation – straight-line method

Effective January 1, 2001, the Corporation adopted the straight-line method of depreciation for rental properties, over a 40 year estimated useful life period, subject to the terms of any respective ground lease. Previously, rental properties were depreciated using the sinking fund method over estimated useful lives of up to 50 years.

The following summarizes the increase (decrease) in net income and balance sheet position as a result of these two changes in accounting policies on the comparative financial statements presented:

Income statement

	For the three months ended				Year
	March 31 2000	June 30 2000	Sept. 30 2000	Dec. 31 2000	Dec. 31 2000
Rental revenue					
U.S. Office	$ 6.2	7.2	7.5	6.6	**27.5**
Canadian Office	0.4	0.4	0.4	0.3	**1.5**
Europe and U.S. Retail	-	-	0.1	0.9	**1.0**
Straight-line rent adjustment	6.6	7.6	8.0	7.8	**30.0**
U.S. Office free rent	(2.3)	(2.9)	(3.0)	(3.4)	**(11.6)**
	4.3	4.7	5.0	4.4	**18.4**
Depreciation expense	(19.5)	(21.0)	(17.8)	(18.0)	**(76.3)**
Gain on sale of properties, net	-	28.8	16.2	16.3	**61.3**
Provision for losses on properties held for disposition	-	-	-	3.0	**3.0**
Future income taxes	6.1	(6.3)	(1.6)	(36.2)	**(38.0)**
Net income	$ (9.1)	6.2	1.8	(30.5)	**(31.6)**
Net income impact					
Straight-line revenue recognition	$ 3.6	(10.8)	5.9	24.5	**23.2**
Straight-line building depreciation	(12.7)	17.0	(4.1)	(55.0)	**(54.8)**
	$ (9.1)	6.2	1.8	(30.5)	**(31.6)**

(tabular amounts in U.S. $ millions)

12. ACCOUNTING CHANGES (CONT'D)

a. Revenue recognition and building depreciation – straight-line method (cont'd)

Balance Sheet

	2000
Properties	$ (224.2)
Other assets	98.2
	$ (126.0)
Accounts payable and accrued liabilities	(7.5)
Future income taxes	(12.4)
Retained earnings	(106.1)
	$ (126.0)

b. Foreign currency translation

In 2001, the Corporation adopted early on a retroactive basis the provisions of revised CICA Handbook Section 1650, "Foreign Currency Translation" (the "revised standard"). Amongst other recommendations, the revised standard eliminates the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year, and adds a requirement for the Corporation to disclose its exchange gains and losses.

As of December 31, 2000, the Corporation's Canadian dollar long-term debt was no longer considered to be a hedge of self-sustaining foreign currency operations. As a consequence, the Corporation has recognized a foreign exchange gain of $11.4 million (2000 - $nil) on the unhedged portion of its Canadian dollar denominated long-term debt. This amount has been included in foreign exchange losses for the year ended December 31, 2001.

This change in accounting policy was adopted in the fourth quarter of 2001 with a retroactive restatement of the prior three quarters. The following summarizes the incremental increase (decrease) in net income on each of the prior three quarters:

	For the three months ended			Cumulative to
	March 31 2001	June 30 2001	Sept. 30 2001	Sept. 30 2001
Interest expense, net	$ (0.8)	-	(0.8)	(1.6)
Foreign exchange gains (losses)	10.4	(9.5)	9.6	10.5
Net income (loss)	$ 9.6	(9.5)	8.8	8.9

(tabular amounts in U.S. $ millions)

12. ACCOUNTING CHANGES (CONT'D)

c. Income taxes

Effective January 1, 2000, the Corporation adopted the provisions of CICA Handbook Section 3465 "Income Taxes" (the "standard"). At that time, the Corporation chose not to restate prior period financial statements but to reflect the effect of implementing the standard by increasing the cost of properties by $15.0 million; increasing future income tax liabilities on the balance sheet by $140.3 million; and reducing retained earnings by $125.3 million as permitted by the transitional provisions of the standard.

As a consequence of the restatement of prior periods related to the adoption of the straight-line method of revenue recognition and the straight-line method for building depreciation described above, a further adjustment has been made to decrease future income tax liabilities and increase retained earnings by $13.9 million at January 1, 2000, the effective date of the standard. This had the effect of reducing the overall adjustment to retained earnings, on adoption of the standard, to $111.4 million.

d. Captive insurer

On July 25, 1994 the Corporation acquired its initial ownership interest in Trizec Corporation Ltd. (now TrizecHahn Holdings Ltd., a wholly-owned subsidiary of the Corporation). The acquisition included $0.3 million of debentures issued by a captive insurance company that are convertible at any time into a majority common equity interest in the captive insurer. In years prior to July 25, 1994, Trizec Corporation Ltd. provided funding and paid insurance premiums relating to directors' and officers' liability and other general insurance to the captive insurer. Substantially all of the premiums paid to the captive insurer were made prior to July 25, 1994. These policies and other agreements provide for the eventual refund of premiums in excess of claims paid. Claims for the period from July 25, 1994, to date have not been significant. The captive insurer, whose activities have been solely for the benefit of the Corporation, has been and currently is, managed by third-party insurance specialists.

The Corporation has determined that this captive insurance company should be consolidated on a retroactive basis. Including this captive insurance company in the consolidated balance sheets of the Corporation had the impact of increasing prior years: cash and short-term investments by $50.9 million; accrued liabilities by $5.7 million; future income taxes by $10.2 million; and opening retained earnings by $35.0 million; with no impact to the statements of operations for the periods presented as the revenues, expenses and resulting net income were not significant to the Corporation.

(tabular amounts in U.S. $ millions)

12. ACCOUNTING CHANGES (CONT'D)

e. Cumulative retained earnings impact

The following table reconciles the cumulative retained earnings impact for the accounting changes previously noted:

	Straight-line Revenue Recognition	Straight-line Building Depreciation	Captive Insurer	Retained Earnings
January 1, 2000				
Accounting changes	$ 52.6	(141.0)	35.0	**(53.4)**
Effect of accounting changes on income tax restatement	(12.6)	26.5	-	**13.9**
	40.0	(114.5)	35.0	**(39.5)**
Net income for the year	23.2	(54.8)	-	**(31.6)**
January 1, 2001	$ 63.2	(169.3)	35.0	**(71.1)**